

22004622

ANNUAL R... ...**ION**

FORM X-17A-5

Part III

Mail Processing

APR 0 4 2022

Washington DC

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SEC FILE NUMBER

8- 48020

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING _____ 01/01/21 _____ AND ENDING _____ 12/31/21 _____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Voya Investments Distributor, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives deale

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
                                              (No. and Street)
Windsor   CT   06095
        (City)   (State)   (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING
Christopher Kurtz   860-275-2593   christopher.kurtz@voya.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
                        (Name - *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD, SUITE 1000   ATLANTA   GA   30308
        (Address)   (City)   (State)   (Zip Code)

_____   _____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The accompanying notes are an integral part of these financial statements.

2



OATH OR AFFIRMATION

I,___Christopher Kurtz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report to the firm of___Voya Investments Distributor, LLC___, as of

___December 31_____`, 20 21`___are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

___/s/ Christopher Kurtz_____
Signature

___Chief Financial Officer_____
Title

___/s/ Gertrude Harris_____
Notary Public

This filing** contains (check all applicable boxes):

☑(a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or
Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17
CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The accompanying notes are an integral part of these financial statements.

3

Voya Investments Distributor, LLC
Statement of Financial Condition
December 31, 2021

Contents

The accompanying notes are an integral part of these financial statements.

4



EY
Building a better
working world

Ernst & Young, LLP   Tel: +1 404 874 8300
Suite 1000   Fax: +1 404 817 5589
55 Ivan Allen Jr Blvd   ey.com
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Investments Distributor, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voya Investments Distributor, LLC (the Company) as of December 31, 2021, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
March 31, 2022

A member firm of Ernst & Young Global Limited

Voya Investments Distributor, LLC
Statement of Financial Condition
December 31, 2021

Assets:

Cash and cash equivalents	$	50,631,752
Management fee receivable		14,343,304
Deferred acquisition cost, net of amortization		942,160
Accounts receivable		852,472
Prepaid expenses		391,107
Total assets	$	67,160,795

Liabilities and Member's equity:

Liabilities:

Commissions and concessions payable	$	13,614,031
Payables to affiliates		21,289,244
Marketing accrual		7,306,442
Accounts payable and other accrued liabilities		930,254
Total liabilities		43,139,971

Contingencies (Note 7)

Member's equity

Additional paid-in capital		78,000,000
Retained earnings (deficit)		(53,979,176)
Total member's equity		24,020,824
Total liabilities and member's equity	$	67,160,795

The accompanying notes are an integral part of these financial statements.

2

1. Nature of Business and Ownership

Voya Investments Distributor, LLC (the "Company") is wholly-owned by its primary member, Voya Funds Services, LLC ("Member" or "Parent") which is a wholly-owned subsidiary of Voya Capital, LLC ("Voya Capital"). Voya Capital is a wholly-owned subsidiary of Voya Investment Management LLC ("VIM"). VIM is a wholly-owned subsidiary of Voya Holdings, Inc. ("Voya Holdings"), and ultimately of Voya Financial, Inc ("Voya").

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute 529 Plans, hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is the principal underwriter and distributor for mutual funds which are managed by Voya Financial, Inc. affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from 0.25% to 1.00% on an annual basis of the respective funds' net assets. The contracts have a single performance obligation aligned closely to the services provided by the Company (e.g., advisory and administrative services to the funds). The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the Fund's current average net assets as provided by the Fund Accountant. Although the basis points used in calculating the fee are fixed, the management fee is a form of variable consideration because it is based on each funds' average net assets, which is dependent on variables such as market performance, fund expenses and investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the Company's influence and is not

predictable, Voya Investment Distributor, LLC, cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future management fees were included in the transaction price. As a result, the Company updates its estimate of management fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the same average daily net assets for each fund.

Distribution fees receivable is a component of Management fee receivable in the accompanying Statement of Financial Condition and amounted to $13,236,545 at December 31, 2021.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from 0.25% to 1.00% of the fund's average daily net assets. Distribution fee payable is a component of Payables to affiliates in the accompanying Statement of Financial Condition and amounted to $12,828,040 at December 31, 2021.

529 Distribution Revenue

The Company serves as the distributor of the advisor sold 529 plan for the Wisconsin College Savings Plan under a subcontract agreement with the program manager TIAA-CREF Tuition Financing Inc. (TFI). The Company also serves as a distributor of the advisor sold 529 plan for the Iowa Educational Savings Plan. As distributor, the Company receives distribution fees from the 529 investment options, ranging from 0.25% to 1.00%, on an annual basis of the respective investment options' net assets. For additional information regarding the performance obligation, refer to *Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds* as outlined above.

Distribution fees receivable is a component of Management fee receivable in the accompanying Statement of Financial Condition and amounted to $909,254 at December 31, 2021.

Under selling agreements with authorized dealers, the Company makes ongoing payments on a monthly basis for distribution and service fees at annual rates ranging from 0.25% to 1.00% of the option's average daily net assets. This payable is a component of Other liabilities in the accompanying Statement of Financial Condition and amounted to $785,991 at December 31, 2021.

Other Revenue

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as a contingent deferred sales charge ("CDSC") upon the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. Receivables of $852,472, were accrued at December 31, 2021, which is included in Accounts receivable on the Statement of Financial Condition.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2021 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

In January 2022, the Company received a capital contribution from Voya in the amount of $20,000,000 in accordance with its capital reserve requirement under FINRA.

Adoption of New Pronouncements

ASU 2019-12, Simplifying the Accounting for Income Taxes
This standard, issued in December 2019, simplifies the accounting for income taxes by eliminating certain exceptions to the general principles and simplifying several aspects of ASC 740, Income taxes. The Company adopted ASU 2019-12 on January 1, 2021. The adoption had no impact on the Statement of Financial Condition, Statement of Operations, or Statement of Cash Flows.

Future Adoption of Accounting Pronouncements

ASU 2020-04, Reference Rate Reform
This standard, issued in March 2020, provides temporary optional expedients and exceptions for applying U.S. GAAP principles to contracts and other transactions affected by reference rate reform if certain criteria are met. In January, 2021, the FASB issued ASU 2021-01 which clarified the scope of relief related to ASU 2020-04. The amendments are effective as of March 12, 2020, the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2022.

The Company expects that it may elect to apply some of the expedients and exceptions provided in ASU 2020-04. However, the Company is still evaluating its options under this guidance as the reference rate reform adoption process continues. To date, adoption of the ASU has not had an impact on the Company's financial condition and results of operations. The Company will continue to evaluate the impacts of reference rate reform on contract modifications as transition progresses.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2021. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Voya Holdings Inc. due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2019 through 2021, the Company participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2019 and 2020 tax years, the Company was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for those tax years.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related service contract or in the period in which a CDSC is applied when the client's investment is redeemed. During the year ended December 31, 2021, $1,924,276 of gross deferred acquisition costs were recorded relating to the sales of Class A and Class C fund shares, and Class A, Class AR, Class C, and Class C1 529 Option shares.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on Class A Equity Fund shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% CDSC. All Class A Fixed Income Funds charge 1% for purchases over $500,000 when redeemed within 6 months. CDSC for Class C shares is imposed at a rate of 1% of the lesser of current or original price for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $500,000 when redeemed within 6 months.

For 529 Plan option shares, the Company is entitled to a CDSC, which is imposed upon the redemption of Class A, Class AR, Class C and Class C1 shares. Such charges are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lessor of current or original purchase price. Charges on redemptions of Class AR and Class C shares within 1 year of purchase amount to 1% of the lessor of current or original purchase price. Charges on redemptions of Class C1 within 1 year of purchase amount to 0.5% of the lessor of current or original purchase price.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, an impairment is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2021, no impairment was recorded.

5. Related-Party Transactions

Throughout the year ended December 31, 2021, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions. During the year ended December 31, 2021, these capital contributions totaled $78,000,000.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2021, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

7. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2021, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned of $29,109,944 primarily represent money market funds and short-term investments. These assets are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. The total amount of interest income earned on the securities is immaterial for 2021.

The following table presents cash and cash equivalents at December 31, 2021.

Money market funds	$	29,109,944
Cash		21,521,808
Cash and cash equivalents	$	50,631,752

There have been no transfers between levels for the year ended December 31, 2021.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2021, the Company had net capital of $6,625,974 which was $3,749,974 in excess of its required net capital of $2,876,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 7 to 1.

10. Financial Risk Management

Exposure to credit, liquidity, interest rate, and market risks arises in the normal course of the Company's operations. These risks are limited by the Company's financial management policies and procedures as described below.

Credit Risk
The exposure to credit risk is not considered to be significant as all affiliated companies are owned by the same shareholder. There were no past due or impaired receivables as of December 31, 2021.

Liquidity Risk
Liquidity is the Company's ability to generate sufficient cash flows to meet the cash requirements for both short-term and long-term operating activities. To generate and maintain sufficient liquidity depends on the profitability of the businesses, timing of cash flows, general economic conditions and access to capital of affiliated entities.

Interest Rate Risk
The Company's cash and cash equivalents are primarily invested at short-term market rates. Changes in interest rates would not have a significant impact on the Company's Profit from operations or Retained earnings.

Market Risk
The expected replacement of the London Interbank Offered Rate ("LIBOR") and replacement or reform of other interest rates could adversely affect our results of operations and financial condition.

On March 5, 2021, regulators and industry groups provided market participants with much anticipated clarity by announcing the dates for the cessation of publication of, and non-representativeness of, various settings of LIBOR which will allow market participants to identify the date that their financial instruments and commercial agreements that reference LIBOR will transition to an alternative reference rate (e.g., a risk free rate).

The ICE Benchmark Administration Limited ("IBA"), the authorized administrator of LIBOR, published on March 5, 2021 a feedback statement on its consultation regarding its intention to cease the publication of LIBOR. The IBA Feedback Statement comes in response to the consultation published by IBA on December 4, 2020 and confirmed IBA's intention to cease the publication of:

- EUR, CHF, JPY and GBP LIBOR for all tenors after December 31, 2021;
- one week and two month USD LIBOR after December 31, 2021; and
- all other USD LIBOR tenors (e.g., overnight, one month, three month, six month and twelve month) after June 30, 2023.

Concurrent with the publication of the IBA Feedback Statement, the UK Financial Conduct Authority (the "FCA") announced the future cessation or loss of representativeness of the 35 LIBOR settings published in five currencies from the above mentioned dates.

The Company's results of operation and financial condition could be adversely affected by the market transition or reform of certain benchmarks. Other factors include the pace of the transition to replacement of reformed rates, the specific terms and parameters for and market acceptance of any alternative reference rate, prices of and the liquidity of trading markets for products based on alternative reference rates, and our ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.